                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                               (Amendment No. 7)(1)


                            U.S.B. Holding Co., Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   902910108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1 (b)
                  [ ]      Rule 13d-1 (c)
                  [X]      Rule 13d-1 (d)










--------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 Pages


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

------------------------------------------------------------              -------------------------------------------------------
CUSIP No.          902910108                                     13G      Page   2    of   8   Pages
------------------------------------------------------------              -------------------------------------------------------


==================================================================================================================================
    1.     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Thomas E. Hales
----------------------------------------------------------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                      (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
    3.     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4.     CITIZENSHIP OR PLACE OR ORGANIZATION
           United States
----------------------------------------------------------------------------------------------------------------------------------
                              SOLE VOTING POWER
       NUMBER OF          5.  2,471,992 shares (inclusive of 1,018,276 shares issuable upon the exercise of vested stock options)
                              (see Item 4)
        SHARES        ------------------------------------------------------------------------------------------------------------
                          6.  SHARED VOTING POWER
     BENEFICIALLY             901,280 shares (see Item 4)
                      ------------------------------------------------------------------------------------------------------------
    OWNED BY EACH         7.  SOLE DISPOSITIVE POWER
                              2,087,134 shares (inclusive of 1,018,276 shares issuable upon the exercise of vested stock options)
      REPORTING               (see Item 4)
                      ------------------------------------------------------------------------------------------------------------
     PERSON WITH          8.  SHARED DISPOSITIVE POWER
                              1,286,138 shares (see Item 4)

----------------------------------------------------------------------------------------------------------------------------------
    9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,373,272 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                                                                       [ ]
----------------------------------------------------------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           17.3% (see Item 4)
----------------------------------------------------------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*
           IN

==================================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 or 8 Pages


------------------------------------------------------------              -------------------------------------------------------
CUSIP No.          902910108                                     13G      Page   3    of   8   Pages
------------------------------------------------------------              -------------------------------------------------------


==================================================================================================================================
    1.     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Alice Marie Hales
----------------------------------------------------------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                      (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
    3.     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4.     CITIZENSHIP OR PLACE OR ORGANIZATION
           United States
----------------------------------------------------------------------------------------------------------------------------------
                              SOLE VOTING POWER
       NUMBER OF          5.  177,185 shares (see Item 4)

        SHARES        ------------------------------------------------------------------------------------------------------------
                          6.  SHARED VOTING POWER
     BENEFICIALLY             724,095 shares (see Item 4)
                      ------------------------------------------------------------------------------------------------------------
    OWNED BY EACH         7.  SOLE DISPOSITIVE POWER
                              177,185 shares (see Item 4)
      REPORTING
                      ------------------------------------------------------------------------------------------------------------
     PERSON WITH          8.  SHARED DISPOSITIVE POWER
                              724,095 shares (see Item 4)

----------------------------------------------------------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           901,280 shares (see Item 4)
----------------------------------------------------------------------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                                                                       [ ]
----------------------------------------------------------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           4.9%
----------------------------------------------------------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*
           IN

==================================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 or 8 Pages

ITEM 1(A).      NAME OF ISSUER:

                U.S.B. Holding Co., Inc.

ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                100 Dutch Hill Road, Orangeburg, NY 10962

ITEM 2(A).      NAME OF PERSON FILING:

                Thomas E. Hales and Alice Marie Hales

ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                Thomas E. Hales: c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, NY 10962

                Alice Marie Hales: 66 Brookwood Drive, Briarcliff Manor,
                NY  10510


ITEM 2(C).      CITIZENSHIP:

                Thomas E. Hales: United States

                Alice Marie Hales:  United States

ITEM 2(D).      TITLE OF CLASS OF SECURITIES:

                Common Stock

ITEM 2(E).      CUSIP NUMBER:

                902910108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                Not applicable.

ITEM 4.         OWNERSHIP.

         (a)    Amount Beneficially Owned:

                Thomas E. Hales:  3,373,272 shares of Common Stock

                This amount includes: (i)1,068,858 shares of Common Stock owned directly by Mr. Hales; (ii) 567,076 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales;


                                Page 4 of 8 Pages


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                (iii) 177,185 shares of Common Stock owned directly by
                Mrs. Hales; (iv) 256,410 shares of Common Stock owned by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the "KSOP") and allocated to Mr. Hales;
                (v) 128,448 shares of Common Stock owned by the Company's Key Employees' Supplemental Investment Plan (the "KESIP") and allocated to Mr. Hales; (vi) 157,019 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (vi) vested stock options to purchase 1,018,276 shares of Common Stock held by Mr. Hales.

                Alice Marie Hales:  901,280 shares of Common Stock

                This amount includes: (i) 177,185 shares of Common Stock owned directly by Mrs. Hales; (ii) 567,076 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; and (iii) 157,019 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director.

         (b)    Percent of Class:

                Thomas E. Hales:    17.3%

                This percentage is based upon 18,501,580 shares of Common Stock issued and outstanding as of December 31, 2002, plus the aggregate number of shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of vested stock options.

                Alice Marie Hales:  4.9%

                  This percentage is based upon 18,501,580 shares of Common Stock issued and outstanding as of December 31, 2002.

         (c)    Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:

                Thomas E. Hales:    2,471,992 shares of Common Stock

                This amount includes: (i) 1,068,858 shares of Common Stock owned directly by Mr. Hales; (ii) 256,410 shares of Common Stock owned by the KSOP and allocated to Mr. Hales; (iii) 128,448 shares of Common Stock owned by the KESIP and allocated to Mr. Hales; and (iv) 1,018,276 shares of Common Stock issuable upon the exercise of vested stock options held by Mr. Hales.

                Alice Marie Hales:  177,185 shares of Common Stock


                This amount refers to the shares of Common Stock owned directly by Mrs. Hales.



                                Page 5 of 8 Pages

         (ii)   shared power to vote or to direct the vote:

                Thomas E. Hales:    901,280 shares  of Common Stock

                This amount includes: (i) 567,076 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (ii) 157,019 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (iii) 177,185 shares of Common Stock owned directly by Mrs. Hales.

                Alice Marie Hales:  724,095 shares of Common Stock

                This amount includes: (i) 567,076 shares of Common Stock owned jointly by Mr. and Mrs. Hales; and (ii) 157,019 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director.

         (iii)  sole power to dispose or to direct the disposition of:

                Thomas E. Hales:    2,087,134 shares of Common Stock

                This amount includes: (i) 1,068,858 shares of Common Stock owned directly by Mr. Hales; and (ii) 1,018,276 shares of Common Stock issuable upon the exercise of vested stock options held by Mr. Hales.

                Alice Marie Hales:  177,185 shares of Common Stock

                This amount refers to the shares of Common Stock owned directly by Mrs. Hales.

         (iv)   shared power to dispose or to direct the disposition of:

                Thomas E. Hales:    1,286,138 shares of Common Stock

                This amount includes: (i) 567,076 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (ii) 256,410 of the shares of Common Stock held by the KSOP that are allocated to Mr. Hales and that represent employee contributions and/or matching employer contributions (collectively, the "401(k) KSOP Shares"), as the trustees of the KSOP have shared power (with the respective participants) to dispose or direct the disposition of the 401(k) KSOP Shares; (iii) 128,448 shares of Common Stock owned by the KESIP and allocated to Mr. Hales;
                (iv) 157,019 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is one of the directors; and
                (v) 177,185 shares of Common Stock owned directly by Mrs.
                Hales.

                Alice Marie Hales:  724,095 shares of Common Stock




                                Page 6 of 8 Pages

                This amount includes: (i) 567,076 shares of Common Stock owned jointly by Mr. and Mrs. Hales; and (ii) 157,019 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director.

                Note: The disclosures as to beneficial ownership of shares contained in this Item 4 are as of December 31, 2002 and therefore exclude transactions effected after such date (such as the purchase of 25,000 shares by Mr. Hales on February 4, 2003, the purchase by Mr. Hales of 10,000 shares on February
                4, 2003, the exercise of 84,189 stock options on January 17, 2003 and the grant of 9,947 stock options on January 17, 2003).

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

ITEM 10.        CERTIFICATIONS.

                Not applicable.


                                Page 7 of 8 Pages

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 14, 2003                    Date:  February 14, 2003



 /s/ THOMAS E. HALES                       /s/ ALICE MARIE HALES
----------------------------               -----------------------------
THOMAS E. HALES                            ALICE MARIE HALES























                                Page 8 of 8 Pages